July 17, 2024

Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      Catalyst Strategic Income Opportunities Fund, File Nos. 333-276546 and 811-23928

Dear Mr. Long,

On January 17, 2024, Catalyst Strategic Income Opportunities Fund (the "Fund" or the "Registrant"), filed a registration statement (the "Registration Statement") on Form N-2 and an Pre-Effective Amendment No.1 to the Registration Statement (the “Amendment”) on July 2, 2024. On July 17, 2024, you provided the following comment to the Amendment to Andrew Davalla. The Fund has authorized Thompson Hine LLP to make the response on its behalf.

Comment 1. Does the Fund hold any investments or intend to hold any investments prior to the effectiveness of its registration statement? Has the Fund entered into or does it intend to enter into any warehousing transaction for the purposes of establishing the Fund’s initial portfolio? If so, has the Fund considered Section 6.11 of Reg S-X as to whether such a warehousing transaction would constitute a fund acquisition. If so, please explain the Fund’s determination with regard to Reg S-X Section 6.11 applicability. If such a transaction does not constitute a fund acquisition, please include a recent Statement of Investments pursuant to Section 12.12 of Reg S-X in the Fund’s registration statement prior to effectiveness.

Response: The Fund does not hold any investment or intend to hold any investment prior to the effectiveness of its Registration Statement. The Fund has not entered into and does not intend to enter into any warehousing transaction for the purposes of establishing its initial investment portfolio.

If you have any questions about the responses set forth above, please contact the undersigned at 216.566.5706 or andrew.davalla@thompsonhine.com.

Best regards,

/s/ Andrew Davalla

Andrew Davalla